SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549
File No. 005-56295

SCHEDULE 13D/A
(Rule 13d-101)
Amendment No. 68
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
The Goldman Sachs Group, Inc.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
38141G 10 4

(CUSIP Number)
Kenneth L. Josselyn
Beverly L. O’Toole
The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004
Telephone: (212) 902-1000

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
January 7, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
(Continued on following pages)

CUSIP No.	38141G 10 4	13D

1	NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
As to a group consisting solely of Covered Persons[1] (a) ☑
As to a group consisting of persons other than Covered Persons (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO and PF (Applies to each person listed on Appendix A.)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States unless otherwise indicated on Appendix A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)
BENEFICIALLY
OWNED BY EACH REPORTING PERSON	25,787,165 Voting Shares[2] held by Covered Persons
3,660 Shared Ownership Shares held by Covered Persons[3]
10,352,699 Sixty Day Shares held by Covered Persons[4]
3,758,008 Other Shares held by Covered Persons[5]

WITH	9	SOLE DISPOSITIVE POWER (See Item 6)

As to Voting Shares, less than 1% As to Shared Ownership Shares, Sixty Day Shares and Other Shares, 0

	10	SHARED DISPOSITIVE POWER (See Item 6):

As to Voting Shares, 0 As to Shared Ownership Shares, less than 0.01% As to Sixty Day Shares and Other Shares, less than 1%.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,901,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.75%

14	TYPE OF REPORTING PERSON:

IN as to Covered Persons; CO as to Reporting Entities[1] that are corporations; OO as to Reporting Entities that are trusts

1	For a definition of this term, please see Item 2.

2	For a definition of this term, please see Item 6.

3	“Shared Ownership Shares” are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person’s spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

4	“Sixty Day Shares” are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

5	“Other Shares” include: (i) 662,682 shares of Common Stock held by 32 private charitable foundations established by 32 Covered Persons; (ii) 2,436,055 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; (iii) 658,693 shares of Common Stock held in escrow for the benefit of certain Covered Persons; and (iv) 578 shares of Common Stock held by the trust underlying The Goldman Sachs Employees’ Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

APPENDIX A

ITEM 6
Citizenship
(United States
ITEM 1	unless otherwise
Names of Reporting Persons	indicated)
Peter C. Aberg
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Yusuf A. Aliredha	Bahrain
Philippe J. Altuzarra	France
John A. Ashdown	UK
Akio Asuke	Japan
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim	Morocco
Milton R. Berlinski	The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Elizabeth E. Beshel
Mark R. Beveridge
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing	Germany
Johannes M. Boomaars	The Netherlands
Charles W.A. Bott	UK
Craig W. Broderick
Jason M. Brown	UK
Melissa R. Brown
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jin Yong Cai	China/Hong Kong
Richard M. Campbell-Breeden	UK
Gerald J. Cardinale
Mark M. Carhart
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Lik Shuen David Chan	Hong Kong
Amy L. Chasen
R. Martin Chavez
Andrew A. Chisholm	Canada
Jane P. Chwick
James B. Clark
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Peter H. Comisar
Laura C. Conigliaro
William J. Conley Jr.
Thomas G. Connolly	Ireland/USA
Linnea K. Conrad
Karen R. Cook	UK
Edith W. Cooper
Colin J. Corgan
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer	Canada
Matthew H. Cyzer	UK
Michael D. Daffey	Australia
John S. Daly	Ireland
Stephen D. Daniel	Canada
Diego De Giorgi	Italy
Michael G. De Lathauwer	Belgium
François-Xavier de Mallmann	France/Switzerland
Jean A. De Pourtales	France/UK
Giorgio De Santis	Italy
Daniel L. Dees
Mark Dehnert
Juan A. Del Rivero	Spain
Martin R. Devenish	UK
Salvatore Di Stasi	Italy
Alexander C. Dibelius	Germany
Simon P. Dingemans	UK
Joseph P. DiSabato
Katinka I. Domotorffy
Suzanne O. Donohoe
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet	France
Glenn P. Earle	UK
Kenneth M. Eberts III
Edward K. Eisler	Austria
Jason H. Ekaireb	UK
Kathleen G. Elsesser
Peter C. Enns	Canada
James P. Esposito
Michael P. Esposito
J. Michael Evans	Canada
Carl Faker	France/Lebanon

ITEM 6
Citizenship
(United States
ITEM 1	unless otherwise
Names of Reporting Persons	indicated)
Fenglei Fang	China
Elizabeth C. Fascitelli
Douglas L. Feagin
Steven M. Feldman
Gregg J. Felton
Luca D. Ferrari	Italy
Stephen C. Fitzgerald	Australia
Pierre-Henri Flamand	France
Mark B. Florian
Timothy B. Flynn
Elisabeth Fontenelli
Silverio Foresi	Italy
Edward C. Forst
Colleen A. Foster
Orit Freedman	Israel
Matthew T. Fremont-Smith
Christopher G. French	UK
Richard A. Friedman
Enrico S. Gaglioti
James R. Garman	UK
Kevin S. Gasvoda
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde	Ireland/South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Lorenzo Grabau	Italy
Michael J. Graziano
Stefan Green	Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta	India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa	Japan
Keith L. Hayes	UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth L. Hirsch
Kenneth W. Hitchner
Maykin Ho
Simon N. Holden	UK
Margaret J. Holen
Peter Hollmann	Germany
Philip Holzer	Germany
Robert Howard
Zu Liu Frederick Hu	China
Alastair J. Hunt	UK/USA
Edith A. Hunt
Phillip S. Hylander	UK
Timothy J. Ingrassia
Zubin P. Irani	UK/India
Raymond J. Iwanowski
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones	Ireland
Robert C. Jones
Andrew J. Kaiser
Toshinobu Kasai	Japan
James C. Katzman
Carsten Kengeter	Germany
Kevin W. Kennedy
Thomas J. Kenny
Richard A. Kimball Jr.
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani	Japan
Koji Kotaka	Japan
John D. Kramer
Peter S. Kraus
Eric S. Lane
Jonathan A. Langer
John J. Lauto
George C. Lee
Gregory D. Lee	Australia
Ronald Lee
Tim Leissner	Brazil/Germany
Todd W. Leland
Gregg R. Lemkau
Hughes B. Lepic	France
Johan Leven	Sweden
Allan S. Levine
Brian T. Levine
Jack Levy
George C. Liberopoulos	Canada/USA
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Anthony W. Ling	UK

ITEM 6
Citizenship
(United States
ITEM 1	unless otherwise
Names of Reporting Persons	indicated)
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis	UK
Peter J. Lyon
Peter B. MacDonald	UK
Mark G. Machin	UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi	UK
Charles G. R. Manby	UK
Simon I. Mansfield	UK
Robert J. Markwick	UK
Serge Marquie	France
Allan S. Marson	UK
Alison J. Mass
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Theresa E. McCabe
Ian R. McCormick	UK
Stephen J. McGuinness
John W. McMahon
James A. McNamara
Robert A. McTamaney
Sanjeev K. Mehra	USA/India
Bernard A. Mensah	UK
Julian R. Metherell	UK
Michael J. Millette
Masanori Mochida	Japan
Timothy H. Moe
Philip J. Moffitt	Australia
William C. Montgomery
J. Ronald Morgan III
Simon P. Morris	UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani	UK
Donald R. Mullen
Ken N. Murphy
Arjun N. Murti
Marc O. Nachmann	Germany
Kenichi Nagasu	Japan
Jeffrey P. Nedelman
Anthony J. Noto
Gavin G. O’Connor
L. Peter O’Hagan	Canada
Terence J. O’Neill	UK
Timothy J. O’Neill
Richard T. Ong	Malaysia
Taneki Ono	Japan
Peter C. Oppenheimer	UK
Fumiko Ozawa	Japan
Robert J. Pace
Gregory K. Palm
Konstantinos N. Pantazopoulos	Greece
James R. Paradise	UK
Sanjay H. Patel	India
Sheila H. Patel
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Kenneth A. Pontarelli
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby	Canada
John J. Rafter	Ireland
Dioscoro-Roy I. Ramos	Philippines
Charlotte P. Ransom	UK
Krishna S. Rao	India
Buckley T. Ratchford
Joseph Ravitch
Sara E. Recktenwald
Gene Reilly
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan	Australia
Katsunori Sago	Japan
Ankur A. Sahu	India
Guy E. Saidenberg	France
Pablo J. Salame	Ecuador
Muneer A. Satter
Peter Kevin Scaturro
Susan J. Scher
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Howard B. Schiller
Jeffrey W. Schroeder
Harvey M. Schwartz
Steven M. Scopellite

ITEM 6
Citizenship
(United States
ITEM 1	unless otherwise
Names of Reporting Persons	indicated)
John A. Sebastian
Karen D. Seitz
Peter D. Selman	UK
Lisa M. Shalett
David G. Shell
Michael S. Sherwood	UK
David A. Shiffman
Kunihiko Shiohara	Japan
Ravi M. Singh
Ravi Sinha	India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith	UK
Jonathan S. Sobel
David M. Solomon
Theodore T. Sotir
Daniel L. Sparks
Marc A. Spilker
Christoph W. Stanger	Austria
Esta E. Stecher
Laurence Stein	South Africa
Chase O. Stevenson
Steven H. Strongin
Jonathan R. Symonds	UK
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Roland W. Tegeder	Germany
Thomas D. Teles
Daisuke Toki	Japan
Peter K. Tomozawa
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Irene Y. Tse	Hong Kong
Eiji Ueda	Japan
Kaysie P. Uniacke
Lucas van Praag	UK
Ashok Varadhan
John J. Vaske
Andrea Vella	Italy
Robin A. Vince	UK
David A. Viniar
Alejandro Vollbrechthausen	Mexico
David H. Voon
Casper W. Von Koskull	Finland
John E. Waldron
Theodore T. Wang	China
Alan S. Waxman
Nicholas H. Weber
David M. Weil
John S. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Martin M. Werner	Mexico
Matthew Westerman	UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Andrew F. Wilson	New Zealand
Kendrick R. Wilson III
Jon Winkelried
Samuel J. Wisnia	France
Andrew E. Wolff
Tracy R. Wolstencroft
Jon A. Woodruff
Neil J. Wright	UK
Shinichi Yokote	Japan
W. Thomas York, Jr.
Wassim G. Younan	UK/Lebanon
Paul M. Young
William J. Young
Sanaz Zaimi	UK
Paolo Zannoni	Italy
Yoel Zaoui	France
Kevin Zhang	China

Reporting Entities

ITEM 1		ITEM 6	Name of Establishing
Name of Entity	Type of Entity	Place of Organization	Covered Person
Anahue Limited	Corporation	Jersey	Andrew A. Chisholm
Bott 2004 Settlement	Trust	UK	Charles W.A. Bott
Campbell-Breeden 2004 Settlement	Trust	UK	Richard M. Campbell-Breeden
Devenish 2004 Settlement	Trust	UK	Martin R. Devenish
Dingemans 2004 Settlement	Trust	UK	Simon P. Dingemans
Drayton 2004 Settlement	Trust	UK	Karen R. Cook
French 2004 Settlement	Trust	UK	Christopher G. French
Ling 2004 Settlement	Trust	UK	Anthony W. Ling
Manby 2004 Settlement	Trust	UK	Charles G.R. Manby
Markwick 2004 Settlement	Trust	UK	Robert J. Markwick
O’Neill 2004 Trust	Trust	UK	Terence J. O’Neill
Ransom 2004 Settlement	Trust	UK	Charlotte P. Ransom
RJG Holding Company	Corporation	Cayman Islands	Richard J. Gnodde
Sherwood 2004 Settlement	Trust	UK	Michael S. Sherwood
Westerman 2004 Settlement	Trust	UK	Matthew Westerman
Zurrah Limited	Corporation	Jersey	Yoel Zaoui

          This Amendment No. 68 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Schedule”). This Amendment No. 68 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.
ITEM 1. Security and Issuer
          This Schedule relates to the Common Stock, par value $.01 per share (the “Common Stock”), of The Goldman Sachs Group, Inc. (“GS Inc.”), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.
ITEM 2. Identity and Background
          (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals (“Covered Persons”) who are parties to a Shareholders’ Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the “Shareholders’ Agreement”). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders’ Agreement.
          Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.
          Each entity listed on Appendix A under “Reporting Entities” (each a “Reporting Entity”) is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
          (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration
          The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. (“Group L.P.”) (the “IPO PMDs”) acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the “Acquisition Covered Persons”) of Hull and Associates, L.L.C. (“Hull”) acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.’s initial public offering and/or pursuant to GS Inc.’s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.
          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. Purpose of Transactions
          The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.’s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.
          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).
          Each Covered Person is expected to evaluate on an ongoing basis GS Inc.’s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.
ITEM 5. Interest in Securities of the Issuer
          (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.
          (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.
          (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.
          (d), (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders’ Agreement. The Shareholders’ Agreement and forms of the Counterparts to the Shareholders’ Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders’ Agreement is qualified in its entirety by reference thereto. The Shareholders’ Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the “board of directors” are to the board of directors of GS Inc.
          The Covered Persons under the Shareholders’ Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders’ Agreement) or any other employee benefit plan specified by the Shareholders’ Committee (the “Participating Managing Directors”).

          The “Voting Shares” include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees’ Profit Sharing Retirement Income Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.
TRANSFER RESTRICTIONS
          Each Covered Person has agreed in the Shareholders’ Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person’s Covered Shares (as defined below) (the “General Transfer Restrictions”). In addition, certain senior officers designated by the Shareholders’ Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person’s Covered Shares (the “Special Transfer Restrictions” and, together with the General Transfer Restrictions, the “Transfer Restrictions”). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons, are generally deemed to count toward the satisfaction of the Transfer Restrictions.
          For these purposes, “Covered Shares,” with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.’s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders’ Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders’ Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.
WAIVERS
          The Shareholders’ Committee, described below under “Information Regarding the Shareholders’ Committee,” has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.
          In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.
          In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.
VOTING
          Prior to any vote of the shareholders of GS Inc., the Shareholders’ Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the “Preliminary Vote”). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS
          The Shareholders’ Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. (“Restricted Persons”). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a “group” with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.
TERM, AMENDMENT AND CONTINUATION
          The Shareholders’ Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders’ Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.
          Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders’ Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders’ Agreement.
INFORMATION REGARDING THE SHAREHOLDERS’ COMMITTEE
          The Shareholders’ Committee constituted pursuant to the Shareholders’ Agreement (the “Shareholders’ Committee”) shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders’ Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders’ Committee, the Shareholders’ Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders’ Committee as shall assure a Shareholders’ Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Jon Winkelried are the members of the Shareholders’ Committee.
EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS
          Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.
PLEDGE AGREEMENTS
          Certain Covered Persons have pledged in the aggregate 1,588,638 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.
REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS
          In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the “Charitable Supplements”). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

          Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.
          GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be “qualified appreciated stock” within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.
REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS
          In connection with the sale by certain Covered Persons (the “Former Employee Managing Directors”) of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the “EMD Supplement”), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.
          Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.
DERIVATIVE INSTRUMENTS
          Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

Material to be Filed as Exhibits

Exhibit	Description

A.	Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B.	Supplemental Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

C.	Form of Counterpart to Shareholders’ Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

D.	Form of Counterpart to Shareholders’ Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

E.	Form of Counterpart to Shareholders’ Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

F.	Form of Counterpart to Shareholders’ Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

G.	Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

H.	Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

I.	Supplemental Registration Rights Instrument, dated as of December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No. 005-56295)).

J.	Supplemental Registration Rights Instrument, dated as of December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

K.	Supplemental Registration Rights Instrument, dated as of December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

L.	Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

M.	Supplemental Registration Rights Instrument, dated as of December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

Exhibit	Description

N.	Amended and Restated Shareholders’ Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June 22, 2004 (File No. 005-56295)).

ANNEX A
INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
REPORTING ENTITIES.

				Convictions or	Beneficial
				Violations of	Ownership of the
				Federal or State	Common Stock of The
				Laws within the	Goldman Sachs
Name	Citizenship	Business Address	Present Employment	Last Five Years	Group, Inc.
Steven M. Bunson	USA	85 Broad Street New York, NY 10004	Managing Director, The Goldman Sachs Group, Inc.	None	Less than 1% of the outstanding shares of Common Stock.

Michael H. Richardson	UK	26 New Street, St. Helier, Jersey, JE4 3RA	Partner, Bedell Cristin	None	None

Anthony J. Dessain	UK	26 New Street, St. Helier, Jersey, JE4 3RA	Partner, Bedell Cristin	None	None

ANNEX B

ITEMS 2(D) AND 2(E).	INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.
None.

ANNEX C

ITEM 4.	PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.
None.

ANNEX D

ITEM 5(A).	DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.
An aggregate of 10,352,699 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, which are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.
Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

ANNEX E

ITEM 5(C).	DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.
On November 30, 2007, pursuant to the terms under the firm’s equity compensation programs, 869,299 shares were delivered to an escrow account for the benefit of certain Covered Persons and became Other Shares; 146,618 shares were delivered to Covered Persons and became Voting Shares. On January 7, 2008, 199,911 Other Shares that were formerly held in escrow for the benefit of certain Covered Persons were delivered to Covered Persons and became Voting Shares. In addition, on January 7, 2008, 5,195,572 shares of Common Stock were delivered to Covered Persons pursuant to the terms of restricted stock units and became Voting Shares.
The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

Covered Person	Trade Date	Number of Shares	Price Per Share (in $)
Gregg R. Lemkau	December 19, 2007	595	204.85
James A. McNamara	December 19, 2007	215	204.42
Robert Litterman	December 19, 2007	25,000	202.01
Timothy H. Moe	December 19, 2007	2,160	202.00
Rumiko Hasegawa	December 31, 2007	1,000	213.00
Rumiko Hasegawa	December 31, 2007	1,000	215.00
Rumiko Hasegawa	January 4, 2008	327	202.00
Allan S. Marson	January 7, 2008	5,143	198.50
Colin J. Corgan	January 7, 2008	12,944	196.96
David B. Heller	January 7, 2008	3,925	198.29
David B. Philip	January 7, 2008	5,000	195.59
Ivan Ross	January 7, 2008	750	193.54
Jeffrey B. Goldenberg	January 7, 2008	2,000	197.05
Jonathan A. Beinner	January 7, 2008	14,835	198.47
Juan A. Del Rivero	January 7, 2008	100	193.93
Juan A. Del Rivero	January 7, 2008	100	194.02
Juan A. Del Rivero	January 7, 2008	200	193.97
Juan A. Del Rivero	January 7, 2008	245	194.03
Juan A. Del Rivero	January 7, 2008	300	193.90
Juan A. Del Rivero	January 7, 2008	1,200	193.98
Juan A. Del Rivero	January 7, 2008	2,000	194.00
Juan A. Del Rivero	January 7, 2008	2,800	193.91
Luca D. Ferrari	January 7, 2008	1,825	198.50
Marc O. Nachmann	January 7, 2008	3,000	197.77
Margaret J. Holen	January 7, 2008	3,359	198.18
Mark E. Agne	January 7, 2008	5,518	194.67
Michael L. Dweck	January 7, 2008	2,000	193.79
Peter C. Oppenheimer	January 7, 2008	3,000	194.05
Raanan A. Agus	January 7, 2008	8,000	192.56
Raymond J. Iwanowski	January 7, 2008	1,000	192.68
Robert Litterman	January 7, 2008	25,944	195.43
Rumiko Hasegawa	January 7, 2008	536	198.50
Stacy Bash-Polley	January 7, 2008	7,000	195.62
Stephen J. McGuinness	January 7, 2008	16,790	193.25
Stephen M. Scherr	January 7, 2008	3,800	198.59
Steven M. Barry	January 7, 2008	2,814	198.50
Steven M. Bunson	January 7, 2008	1,003	198.50
O’Neill 2004 Trust	January 7, 2008	29,042	197.66
Thomas D. Teles	January 7, 2008	4,715	196.73

The following sales of Voting Shares were made by the following Covered Persons through an affiliate of Mellon Investor Services LLC for cash on the New York Stock Exchange:

Covered Person	Trade Date	Number of Shares	Price Per Share (in $)
Andrew F. Wilson	January 7, 2008	1,667	194.60
Antigone Loudiadis	January 7, 2008	769	194.60
Carl Faker	January 7, 2008	266	194.60
Carsten Kengeter	January 7, 2008	415	194.60
Casper W. Von Koskull	January 7, 2008	504	194.60
Christoph W. Stanger	January 7, 2008	493	194.60
Christopher M. Barter	January 7, 2008	282	194.60
Diego De Giorgi	January 7, 2008	453	194.60
Driss Ben Brahim	January 7, 2008	2,509	194.60
Edward K. Eisler	January 7, 2008	4,813	194.60
Edward M. Siskind	January 7, 2008	2,344	194.60
Frantois-Xavier de Mallmann	January 7, 2008	531	194.60
Gordon E. Dyal	January 7, 2008	739	194.60
Hughes B. Lepic	January 7, 2008	7,874	194.60
Jean A. De Pourtales	January 7, 2008	3,589	194.60
Johannes M. Boomaars	January 7, 2008	581	194.60
John J. Rafter	January 7, 2008	150	194.60
Juan A. Del Rivero	January 7, 2008	1,114	194.60
Lorenzo Grabau	January 7, 2008	1,234	194.60
Michael G. De Lathauwer	January 7, 2008	660	194.60
Nicholas H. Weber	January 7, 2008	32	194.60
Paolo Zannoni	January 7, 2008	1,540	194.60
Philippe J. Altuzarra	January 7, 2008	1,056	194.60
Richard H. Powers	January 7, 2008	1,341	194.60
Richard J. Gnodde	January 7, 2008	2,040	194.32
Salvatore Di Stasi	January 7, 2008	1,262	194.60
Samuel J. Wisnia	January 7, 2008	290	194.60
Sanaz Zaimi	January 7, 2008	1,143	194.60
Stephen C. Fitzgerald	January 7, 2008	1,216	194.60
Theodore T. Sotir	January 7, 2008	8	194.60
Yoel Zaoui	January 7, 2008	2,947	194.60
Yusuf A. Aliredha	January 7, 2008	1,073	194.60
Zubin P. Irani	January 7, 2008	502	194.60
The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

Covered Person	Trade Date	Number of Shares	Price Per Share (in $)
Jonathan S. Sobel	December 19, 2007	5,000	202.00
Richard T. Ong	January 4, 2008	18,116	202.00

The following purchases and sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

			Number of	Price Per Share
Covered Person	Purchase or Sale	Trade Date	Shares	(in $)
Enrico S. Gaglioti	Purchase	January 4, 2008	150	200.62
Ryan D. Limaye	Sale	January 7, 2008	2,000	198.50
David G. Shell	Sale	January 7, 2008	3,093	198.50

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock Exchange:

		Number	Strike	Sales	Number	Number
		of	Price	Price	of Shares	of Shares
Covered Person	Date of Exercise	Options	(in $)	(in $)	Sold	Retained
H. John Gilbertson, Jr.	December 21, 2007	1,000	78.87	209.80	1,000	0
H. John Gilbertson, Jr.	December 21, 2007	22,763	91.61	209.85	22,763	0
H. John Gilbertson, Jr.	December 21, 2007	7,315	78.87	209.78	4,565	2,750
Keith L. Hayes	December 21, 2007	4,107	78.87	209.43	4,107	0
Keith L. Hayes	December 21, 2007	4,410	96.08	209.09	4,410	0
Keith L. Hayes	December 21, 2007	5,784	82.875	209.15	5,784	0
Keith L. Hayes	December 21, 2007	6,132	91.61	209.06	6,132	0
Nicholas F. Burgin	December 26, 2007	11,172	91.61	215.00	11,172	0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

			Acquisition or
Covered Person	Transfer Date	Number of Shares	Disposition
Margaret J. Holen	December 13, 2007	980	Acquisition
Kendrick R. Wilson III	December 19, 2007	5,000	Disposition
Mark B. Florian	December 19, 2007	465	Disposition
Paul D. Bernard	December 19, 2007	887	Disposition
Peter S. Kraus	December 19, 2007	492	Disposition
Arthur J. Peponis	December 20, 2007	74	Disposition
Melissa R. Brown	December 20, 2007	150	Disposition
Robert C. King Jr.	December 20, 2007	346	Disposition
Silverio Foresi	December 20, 2007	49	Disposition
Joseph H. Gleberman	December 21, 2007	10,000	Disposition
Peter S. Kraus	December 21, 2007	4,820	Disposition
John F.W. Rogers	December 24, 2007	3,804	Disposition
Paul M. Russo	December 26, 2007	47	Disposition
James C. Katzman	December 28, 2007	1,805	Disposition
Lloyd C. Blankfein	December 28, 2007	2,400	Disposition
Linnea K. Conrad	December 31, 2007	168	Disposition
Robert J. Pace	December 31, 2007	732	Disposition
Robert J. Pace	January 2, 2008	1,014	Disposition

ANNEX F

ITEM 6.	DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.
The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

	Call Written		Strike
	or Put	Number of	Price
Covered Person	Purchased	Shares	(in $)	Transaction Date	Maturity Date
Jean A. De Pourtales	Call Written	5,400	150	May 14, 2007	January 19, 2008
Christopher A. Cole	Call Written	10,000	250	May 15, 2007	January 19, 2008
Stephen R. Pierce	Call Written	6,000	250	May 15, 2007	January 19, 2008
David M. Ryan *	Call Written	30,000	270	June 21, 2007	January 19, 2008
David H. Voon	Call Written	1,000	240	July 2, 2007	January 19, 2008
William C. Montgomery	Call Written	4,300	220	September 25, 2007	January 19, 2008
Peter K. Tomozawa	Call Written	4,500	230	September 27, 2007	January 19, 2008
Jack Levy	Call Written	60,000	230	October 1, 2007	April 19, 2008
Christopher A. Cole	Call Written	5,000	300	October 9, 2007	January 17, 2009
Ransom 2004 Settlement	Call Written	2,600	240	October 16, 2007	January 19, 2008
Ransom 2004 Settlement	Call Written	2,600	250	October 16, 2007	January 19, 2008
Michael J. Carr	Call Written	11,000	250	October 25, 2007	April 19, 2008
Tracy R. Wolstencroft	Call Written	50,000	300	October 26, 2007	April 19, 2008
C. Howard Wietschner	Call Written	200	210	December 19, 2007	January 19, 2008
Jeffrey M. Moslow	Call Written	4,900	230	December 21, 2007	April 19, 2008
C. Howard Wietschner	Call Written	1,200	200	January 4, 2008	February 16, 2008
C. Howard Wietschner	Call Written	800	210	January 4, 2008	February 16, 2008
C. Howard Wietschner	Call Written	500	195	January 7, 2008	February 16, 2008
Enrico S. Gaglioti	Call Written	4,500	210	January 7, 2008	April 19, 2008
Enrico S. Gaglioti	Call Written	3,000	220	January 7, 2008	April 19, 2008

*	This option is held through an entity.

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 15, 2008

By:	/s/ Beverly L. O’Toole

Name:	Beverly L. O’Toole
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

A.	Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B.	Supplemental Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

C.	Form of Counterpart to Shareholders’ Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

D.	Form of Counterpart to Shareholders’ Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

E.	Form of Counterpart to Shareholders’ Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

F.	Form of Counterpart to Shareholders’ Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

G.	Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

H.	Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

I.	Supplemental Registration Rights Instrument, dated as of December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No. 005-56295)).

J.	Supplemental Registration Rights Instrument, dated as of December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

K.	Supplemental Registration Rights Instrument, dated as of December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

L.	Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

M.	Supplemental Registration Rights Instrument, dated as of December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

Exhibit	Description

N.	Amended and Restated Shareholders’ Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June 22, 2004 (File No. 005-56295)).